Exhibit 23(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Old Republic International Corporation

We consent to the use of our reports dated February 29, 2016, with respect to the consolidated balance sheets of Old Republic International Corporation and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, preferred stock and common shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015, the effectiveness of internal control over financial reporting as of December 31, 2015, and the related financial statement schedules which reports appear in the December 31, 2015 annual report on Form 10-K of the Company incorporated herein by reference.

                                        /s/ KPMG LLP

Chicago, Illinois
March 9, 2016